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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCF Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Marquette Avenue, Suite 1450
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James R. Scattergood 612-334-7984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James R. Scattergood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCF Investments, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SHERRY LEE BERRY
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

Senior Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCF INVESTMENTS, INC.

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
TCF Investments, Inc.:

We have audited the accompanying statement of financial condition of TCF Investments, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TCF Investments, Inc. as of December 31, 2006, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 21, 2007

TCF INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	1,917,211
Clearing deposit		100,000
Commissions and service fees receivable		187,294
Prepaid assets		22,337
Total assets	$	2,226,842
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable to affiliates	$	304,915
Other accounts payable		68,330
Total liabilities		373,245
Stockholder's equity:		
Common stock, $0.01 par value, 1,000,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		2,391,051
Accumulated deficit		(537,464)
Total stockholder's equity		1,853,597
Total liabilities and stockholder's equity	$	2,226,842

See accompanying notes to statement of financial condition.

TCF INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2006

(1) Organization and Nature of Business

TCF Investments, Inc. (the Company) was incorporated on August 13, 1993, and is a wholly owned subsidiary of TCF National Bank (the Parent). The Parent is a wholly owned subsidiary of TCF Financial Corporation (TCF).

The Company is a registered general securities non-clearing broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company sells mutual funds, 529 college savings plans, and variable annuities to customers of TCF National Bank. TCF National Bank is a FDIC insured, federally chartered national bank.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at high quality financial institutions and that no significant credit risks exist with respect to these deposits. The Company considers all certificates of deposit with maturities of 12 months or less and all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Commissions Payable

Commissions payable, included in other accounts payable, represent the portion of the revenues earned on mutual fund and variable annuity sales, which are payable to individual sales representatives as of December 31, 2006.

(d) Income Taxes

The Company is included in the consolidated income tax returns filed by TCF. The Company's provision for income taxes is recorded based on estimates of permanent book tax differences as of the date of the provision from the consolidated TCF group. Income taxes currently payable or receivable are paid to or received from TCF National Bank.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness or $250,000. The Company reported in Part II of Form X-17A-5 net capital at December 31, 2006 of $754,996 which was $504,996 in excess of the minimum net capital required. At December 31, 2006, the ratio of aggregate indebtedness to net capital was 0.49 to 1.00.

(Continued)

TCF INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2006

(4) Related-party Transactions

Certain expenses, including compensation and benefits, administration, management fees, and occupancy and equipment, are allocated to the Company by TCF or other affiliates. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of TCF.

(5) Employee Benefit Plans

The Company participates in the TCF Cash Balance Pension Plan (the Pension Plan) sponsored by TCF. The Pension Plan is a qualified defined benefit plan covering all "regular stated salary" employees and certain part-time employees who are at least 21 years old and have completed a year of eligibility service with the Company. Employees hired after June 30, 2004 are not eligible to participate in the Pension Plan. TCF previously made a monthly allocation to the participant's account based on a percentage of the participant's compensation. The percentage was based on the sum of the participant's age and years of employment with TCF and includes interest on the account balance based on the five-year Treasury rate plus 25 basis points for 2006. The actuarial present value of accumulated plan benefit obligations and plan net assets available for benefits are determined for the plan as whole and are not available on a separate company basis. However, the net assets available for benefits exceeded the actuarial present value of the accumulated benefit obligations for the Pension Plan. The Pension Plan's assets consist of stock index mutual funds. TCF amended the Pension Plan to discontinue compensation credits for all participants effective March 31, 2006. Interest credits will continue to be paid until participants' accounts are distributed from the Pension Plan. All unvested participant accounts were vested on March 31, 2006.

The Company also participates in the TCF Employees Stock Purchase Plan (the Plan) sponsored by TCF. Plan participants may make contributions by salary deduction of up to 50% of their salary and bonus on a tax-deferred basis. Employee contributions of all participants with TCF common stock were matched at the rate of 50 cents per dollar, with a maximum of 3% of the employee's salary. Employee contributions vest immediately while the matching contributions are subject to a graduated vesting schedule based on the employee's years of vesting service over five years. Effective April 1, 2006, TCF amended the TCF Employees Stock Purchase Plan to increase the employer match to 75 cents per dollar for employees with five to nine years of service, up to a maximum company contribution of 4.5% of the employee's salary and bonus, and to $1 per dollar for employees with ten or more years of service, up to a maximum company contribution of 6% of the employee's salary and bonus. Employees have the opportunity to diversify and invest their vested account balance in various mutual funds or TCF common stock.

(6) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Subsequent Events

The Company filed a Broker Dealer Withdrawal request with the National Association of Security Dealers (NASD) and the Securities and Exchange Commission (SEC). The request has been received by both regulatory agencies. The Company is expected to be dissolved into TCF National Bank during the second quarter of 2007.

END